UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	N/A

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Implant Sciences Corporation
Full Name of Registrant

N/A
Former Name if Applicable

107 Audubon Road, #5
Address of Principal Executive Office (Street and Number)

Wakefield, Massachusetts 01880-1246
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot without unreasonable effort and expense file its Form 10-Q on or prior to the prescribed filing date of February 14, 2006.  As reported by the Registrant in our Form 8K dated January 9, 2005, there has been a change in the Registrant’s independent registered accounting firm.  In addition to the additional work involved in transitioning to a new firm, the Registrant received a comment letter from the SEC on February 2, 2006.  The comment letter is requesting additional information on a recently completed first quarter of fiscal 2006 preferred stock financing.  The comments relate to a complex accounting matter focusing on beneficial conversion features, embedded derivatives and bifurcation.  The Registrant continues to work with both its current and former auditors to resolve this matter.  This open item has prohibited the Registrant from finalizing the accounting for the preferred stock in second quarter of fiscal 2006, which in turn has prohibited the auditors from completing their quarterly review.  The Registrant expects to file the Form 10-Q within five days after the filing deadline.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Diane Ryan	781	246-0700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended December 31, 2005, the Registrant anticipates reporting revenues of $7,540,000 as compared with $2,541,000 in the comparable prior year period.  The increase in revenues for the quarter ended December 31, 2005, primarily reflects the increased semiconductor revenue relating to the acquisitions of Core Systems on October 15, 2004 and Accurel Systems International on March 9, 2005 combined with shipments of our handheld explosives detectors.  The loss from operations decreased to $1,683,000 as compared with a loss from operation of $1,997,000 in the prior year period.  These operating results are not final since they do not consider the effect of the Series D preferred stock accounting, if any.  A more detailed discussion of results of operations will be included in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.

Implant Sciences Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 15, 2006	By	/s/ Anthony J. Armini
Anthony J. Armini
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).